# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vocodia Holdings Corp, CIK 0001880431
CUSIP: 92891Q101
Title of class of securities: Common
Address of issuer's principal executive offices: 7781 NW Beacon Square Blvd., Unit 102-V64, BOCA RATON, Florida (FL), 33487
Date of event which requires filing of this statement: 10/02/2025
Filed by CIK 0001746470
Persons authorized to receive notices and communications: PAUL TAYLOR, 6528 SOMERSET CIRCLE, BOCA RATON, Florida (FL), 33496, 561 289 2936

## Reporting persons
- PAUL TAYLOR (CIK 0001746470): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: working capital (WC); sole voting power 1,151,240,000; shared voting power 0; sole dispositive power 1,151,240,000; shared dispositive power 0; aggregate amount beneficially owned 1,151,240,000 (28.78% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common
Name of issuer: Vocodia Holdings Corp
Address of issuer's principal executive offices: 7781 NW Beacon Square Blvd., Unit 102-V64, BOCA RATON, Florida (FL), 33487

## Item 2. Identity and Background
Name of person filing: Paul Taylor
Residence or business address: 6528 Somerset Circle boca Raton FL 33496
Present principal occupation or employment: Chairman COO Vocodia Holding Corp (address above)
Criminal convictions in the last five years: N
Civil proceedings (securities laws) in the last five years: N
Citizenship: UK

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Approx 150K Private Funds

## Item 4. Purpose of Transaction
Purpose of transaction: Taking COO and CHAIR positions

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 1,151,240.000 / 28.781%
Number of shares as to which each person has sole or shared power to vote or dispose: 1,151,240.000
Transactions in the class effected during the past sixty days: Open market purchase
Other persons with the right to receive dividends or sale proceeds: NA
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 10.1. 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Chairman & COO contract

## Signatures
- PAUL TAYLOR: /s/ PAUL TAYLOR, Chairman and COO (10/02/2025)